UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Under the Securities Exchange Act of 1934

BOYD GAMING CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

103304

(CUSIP Number)

Boyd Gaming Corporation

3883 Howard Hughes Parkway, Ninth Floor

Las Vegas, NV 89169

Phone: (702) 792-7200

Attention: Corporate Secretary

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103304	Page 2 of 7

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). William S. Boyd
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 20,738,680*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 20,738,680*
	10.	Shared Dispositive Power 212,654
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 20,951,334*
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 19.43%**
14.	Type of Reporting Person IN

*	Does not include 153,117 shares of Common Stock (as defined herein) held by Mr. Boyd’s spouse. Mr. Boyd disclaims beneficial ownership of the shares of Common Stock held by his spouse and this Schedule 13D shall not be deemed an admission that Mr. Boyd is the beneficial owner of any such shares for the purpose of Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose. Also, as discussed herein, does not include 175,793 shares of Common Stock underlying Restricted Stock Units and 128,571 shares of Common Stock underlying performance-based restricted stock units, each as granted to Mr. Boyd under the Company’s 2012 Stock Incentive Plan.
**	Based on 107,815,965 shares of the issuer’s common stock outstanding on October 31, 2013, as reported in the issuer’s Form 10-Q for the quarter ended September 30, 2013 filed with the Commission on November 8, 2013.

CUSIP No. 103304	Page 3 of 7

Item 1. Security and Issuer

This Amendment No. 4 (the “Amendment”) amends and supplements that certain Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 25, 2009, as subsequently amended on October 22, 2009, February 4, 2010 and November 22, 2010 (collectively, the “Schedule 13D”) relating to shares of the common stock, $0.01 par value per share (the “Common Stock”), of Boyd Gaming Corporation, a Nevada corporation (the “Company”), whose principal executive offices are located at 3883 Howard Hughes Parkway, Ninth Floor, Las Vegas, NV 89169.

William S. Boyd is filing this Amendment to report (i) changes in Mr. Boyd’s beneficial ownership since the date of the prior amendment of the Schedule 13D; and (ii) the January 6, 2014 gift of certain shares of Common Stock in connection with estate planning purposes by Mr. Boyd to the entities described under Item 4 hereof. No funds or other consideration was paid in exchange for the gift. The information set forth under Item 4 hereof is incorporated herein by reference.

Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information:

The information set forth in Item 1 is hereby incorporated by reference. On January 6, 2014, Mr. Boyd gifted 7,040 shares of Common Stock in connection with estate planning purposes to the educational trusts of the following grandchildren: The Aysia Lynn Boyd 1997 Education Trust (880 shares), The Samuel Joseph Boyd, Jr., 1997 Education Trust (880 shares), The Taylor Joseph Boyd 1997 Education Trust (880 shares), The Josef William Boyd 1997 Education Trust (880 shares), The T’Mir Kathleen Boyd 1997 Education Trust (880 shares), The William Samuel Boyd 1997 Education Trust (880 shares), The Sean William Johnson 1997 Education Trust (880 shares), and The Justin Boyd 1999 Education Trust (880 shares). No funds or other consideration was paid in exchange for the gift, which was reported in Mr. Boyd’s Form 4 filed with the Commission on February 7, 2014.

Mr. Boyd expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by him or to the extent of his pecuniary interest, including to the extent of his pecuniary interest in any trust, partnership or other entity which owns such securities.

Mr. Boyd will review from time to time various factors relevant to his beneficial ownership of the Company’s securities, including trading prices for the Company’s Common Stock and conditions in capital markets generally, developments in the Company’s business and financial condition, results of operations and prospects, and other factors and, based thereon may, from time to time, dispose of some or all of the Company’s Common Stock that he beneficially holds, or acquire additional securities of the Company, in privately negotiated transactions, market sales or purchases, or otherwise. Mr. Boyd has in the past acquired, and may in the future acquire, stock options or other rights to purchase securities of the Company in the ordinary course of business in connection with his service as a director of the Company.

Other than (i) as set forth herein, (ii) in Mr. Boyd’s capacity as a director of the Company, or (iii) transactions in Company securities that are effected for estate planning purposes as gifts or that occur pursuant to the terms of the documents that govern such estate planning arrangements, Mr. Boyd has no present plans or proposals that relate to or would result in any of the actions described in Items 4(a) through (j) of Schedule 13D.

CUSIP No. 103304	Page 4 of 7

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information:

(a) The information set forth on the cover page of this Amendment is incorporated herein by reference. As of the date hereof, Mr. Boyd beneficially owns or may be deemed to beneficially own an aggregate of 20,951,334 shares of the Company’s Common Stock, consisting of:

•	1,599,282 shares subject to stock options that are exercisable within 60 days of February 7, 2014;

•	127,863 vested Career Restricted Stock Units under the Company’s 2012 Stock Incentive Plan, each representing a contingent right to receive one share of Common Stock upon retirement from the Company’s Board of Directors;

•	212,654 shares held as trustee of the William S. Boyd Gaming Properties Trust (“WSBGPT”) as a result of it being a general partner of BG-09 Limited Partnership (“BG-09 LP”); the Marianne Boyd Gaming Properties Trust (“MBGPT”) is the other general partner of BG-09 LP;

•	19,011,535 shares as the settlor, trustee and beneficiary of WSBGPT (excluding shares held by BG-09 LP).

Excluded from Mr. Boyd’s beneficial ownership are 175,793 shares of Common Stock underlying Restricted Stock Units (each an “RSU” and collectively, the “RSUs”) and 128,571 shares of Common Stock underlying performance-based restricted stock units (each a “Performance Share” and collectively, the “Performance Shares”), each as granted to Mr. Boyd under the Company’s 2012 Stock Incentive Plan.

Each RSU represents a contingent right to receive one share of Company Common Stock upon vesting. The RSU’s vest as follows:

•	42,857 shares of Common Stock underlying the RSUs will vest in full upon December 7, 2014;

•	42,857 shares of Common Stock underlying the RSUs will vest in full upon November 8, 2015;

•	47,222 shares of Common Stock underlying the RSUs will vest in full upon February 13, 2016; and

•	42,857 shares of Common Stock underlying the RSUs will vest in full upon November 7, 2016.

The RSUs are reported as shares of Common Stock beneficially owned by Mr. Boyd in his Section 16 reports pursuant to applicable provisions of Section 16 of the Exchange Act and positions taken by the Commission; however, such RSUs are not exercisable within 60 days of February 7, 2014 and are therefore not included as beneficially owned by Mr. Boyd in this Amendment.

Each Performance Share represents a contingent right to receive up to a maximum of two shares of Company Common Stock upon vesting. The Performance Shares vest as follows:

•	42,857 shares of Common Stock vest in full upon on March 15, 2015;

•	42,857 shares of Common Stock vest in full upon on March 15, 2016; and

•	42,857 shares of Common Stock vest in full upon on March 15, 2017.

CUSIP No. 103304	Page 5 of 7

Vesting is subject to the achievement of three performance metrics: (i) net revenue growth; (ii) operating income growth; and (iii) customer service score. Each of the performance metrics is measured over the three full fiscal years following the date of grant and each performance metric represents one-third of the shares potentially payable on settlement of the Performance Shares. The measurement period for Performance Shares commences on January 1 of the year following the grant year and runs through December 31 of the third year following the grant year. The achievement level of each Performance Share metric will determine the final payout of shares under the award at the end of the measurement period. All three metrics must be satisfied at a maximum performance level for the maximum payment of 200% to be earned. If none of the three performance metrics achieves the minimum performance level, then no shares will be earned and awarded. Achievement between the payout points shown in the table above will be interpolated on a linear basis.

Also excluded from Mr. Boyd’s beneficial ownership are 153,117 shares of Common Stock held by Mr. Boyd’s spouse. Mr. Boyd disclaims beneficial ownership of the shares of Common Stock held by his spouse and this Schedule 13D shall not be deemed an admission that Mr. Boyd is the beneficial owner of any such shares for the purpose of Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Mr. Boyd expressly disclaims beneficial ownership in any securities of the Company except for those securities that are owned directly by him or to the extent of his pecuniary interest, including to the extent of his pecuniary interest in any trust, partnership or other entity which owns such securities.

(b) The information set forth on the cover page of this Amendment and Item 5(a) hereof is incorporated herein by reference. As of the date hereof, Mr. Boyd (i) holds sole dispositive and voting power over an aggregate of 20,738,680 shares of the Company’s Common Stock, consisting of all of the shares identified in Item 5(a) hereof, excluding the shares of Company Common Stock held by BG-09 LP, the RSUs identified therein and the shares held by Mr. Boyd’s spouse, and (ii) shares dispositive power with MBGPT over an aggregate of 212,654 shares of the Company’s Common Stock, consisting of all of the shares held by BG-09 LP.

(c) The information provided in Items 1-4 hereof is incorporated herein by reference. The following transactions are reflected in the percentages and share amounts reported on the cover page of this Schedule 13D and Item 5(a) and (b) hereof:

On November 4, 2013, the BG-09 Grantor Retained Annuity Trust 2 (“BG-09 GRAT 2”), of which Mr. Boyd is the settlor and Marianne Boyd Johnson, Mr. Boyd’s daughter, is the trustee, distributed 42,573 shares of Common Stock to Mr. Boyd. On the same date, Mr. Boyd transferred such shares to WSBGPT. This distribution was made pursuant to the provisions of the applicable trust agreement and the applicable provisions of the Code, and no funds or other consideration was paid in exchange for the distribution.

On November 7, 2013, Mr. Boyd was awarded 42,857 RSUs for no consideration pursuant to the 2012 Stock Incentive Plan, the terms and vesting of which are discussed above. On the same date, Mr. Boyd was also awarded 76,531 options granted under the 2012 Stock Incentive Plan. The options have an exercise price of $9.86 and vest at a rate of 33.333% per year on the first day of each successive 12 month period commencing one year from grant date. The options expire on November 7, 2023.

On January 2, 2014, Mr. Boyd was granted 13,263 Career Restricted Stock Units for no consideration pursuant to the Company’s Career Shares Program under the Company’s 2012 Stock Incentive Plan, the terms and vesting of which are discussed above.

Other than the relevant transactions in the Company’s Common Stock disclosed above, there were no other transfers in the Company’s Common Stock effected during the 60 days prior to the date hereof by Mr. Boyd.

CUSIP No. 103304	Page 6 of 7

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 103304	Page 7 of 7

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: February 28, 2014

By:	/s/ William S. Boyd
William S. Boyd